March 7, 2011	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE

GREAT PANTHER SILVER INCREASES MINERAL RESOURCES AT THE TOPIA MINE

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE Amex: GPL; the “Company”) is pleased to announce that Roscoe Postle Associates Inc. (“RPA”) of Vancouver, B.C. has delivered an update to the ongoing mineral resource development at the Company’s 100% owned Topia Silver-Gold-Lead-Zinc Mine in Durango, Mexico. The 2011 RPA mineral resource estimate comprises Measured & Indicated (“M & I”) Mineral Resources of 171,000 tonnes at 864g/t silver, 1.56g/t gold, 7.53% lead and 4.37% zinc (7.44 million silver equivalent ounces), a 36.3% increase over the 2009 resource estimate. In addition, RPA estimates 285,000 tonnes of 868g/t silver, 1.5g/t gold, 6.5% lead and 3.7% zinc (11.91 million silver equivalent ounces) in the Inferred category, a 109.3% increase over the previous estimate.

“The significant increase in our resource base at Topia is a validation of the longevity of this high grade silver-gold-lead-zinc mine”, stated Robert Archer, President & CEO. “Considering there were no compliant resources when we bought the Topia Mine, we have consistently increased the resource base with every drill program, while increasing production at the same time. We have a lot of confidence in the future of the Topia operation.”

The 2011 RPA mineral resource estimate provides updates for the Argentina vein (Argentina Mine), plus new mineral resource estimates for the Don Benito (north and south veins in the 1522 and Crucero 9N Mines), Recompensa (Recompensa and Rincon Mines), Cantarranas (Hormiguera Mine), San Jorge (San Miguel Mine), San Gregorio (San Gregorio, Mina 7, and Durangueno Mines), El Rosario, and La Prieta veins.

The estimate was based on a minimum NSR value of $US130 / tonne (corresponding to the 2010 direct mining and processing costs which are 77% of the total operating costs). This is applicable at Topia since the general and administrative (“G&A”) costs are $US38 / tonne. Current operating costs for the Topia Mine veins are $US130 / tonne ore mined and processed, and any additional resources to the mining plan would require no increase in G&A costs and reduced unit mining costs. The 2011 RPA mineral resource estimate assumed (1) actual concentrate transport, and smelter treatment and refining charges in effect through 2009 and 2010; (2) RPA long term estimates of metal prices as of February 2011, and typical plant recoveries for 2010, in Table 1; and (3) minimum mining width of 0.3 metres. Capping was individually applied to each of the veins making up the summary in Table 1.

This estimate replaces those by Wardrop in 2009 and 2006 for the Argentina and various other veins on the property. The breakdown for the RPA mineral resource estimates on the Topia property is given in Table 1 below. The estimate has increased over that reported in 2009 (see Company news release July 21, 2009 and Tables 1 and 2), mainly due to inclusion of new veins that were being explored and mined but were unreported as mineral resource. A direct comparison of the Wardrop and RPA mineral resources is not relevant due to differing metal prices and minimum NSR values, as well as estimating methodologies; however, the overall percentage increase is shown in Table 3 below.

The production rate from the Topia mines is increasing each year and is planned at 36,000 tonnes in 2011. Additionally, there are other mineralized veins that are not included in this resource estimate. By applying reasonable estimates of 50% mining dilution and 80% mining recovery, management expects the current resources to support a mine life of at least fifteen years. It is anticipated that, with additional drilling, the resource will continue to increase. This “rolling resource” is typical for underground mines as it is often not cost-effective to define a large resource/reserve in advance of mining.

While most of the current resource base came from Great Panther Silver’s diamond drilling and underground development, the resources estimated in certain veins (e.g. Argentina) on the property came largely from the verification of Peñoles’ sampling, on levels that are planned for access later in 2011 and 2012 and are still intact. The majority of Great Panther Silver’s mining to date has come from new mine development on veins reported in these estimates. There is lesser production from other veins that are not included in this update and these may be estimated in future resource updates. The new total contained metal for the mineral resource categories is shown in Table 2 below.

Table 1. 2011 Summary Mineral Resource Update:

Topia Mineral Resources - December 31, 2010
Class	Tonnage	Ag	Au	Pb	Zn
	(t)	(g/t)	(g/t)	(%)	(%)

Measured	58,000	825	1.67	7.57	4.97

Indicated	113,000	883	1.50	7.50	4.06

M & I	171,000	864	1.56	7.53	4.37

Inferred	285,000	868	1.5	6.5	3.7

Metal Prices		Recoveries
(RPA 2011)		(Plant 2010)
Au	US$1,200/oz	80.0%
Ag	US$21.00/oz	92.0%
Pb	US$1.00/lb	94%
Zn	US$1.10/lb	92.0%

Table 2. Contained metal (all veins):

Category	Tonnes	Ag ozs	Au ozs	Pb lbs	Zn lbs	Ag eq oz
M & I Resources	171,000	4,738,000	8,550	28,314,000	16,437,000	7,436,000
Inferred Resources	285,000	7,953,000	13,560	41,092,000	23,373,000	11,909,000

The addition of multiple other veins into the 2011 RPA mineral resource estimate has lead to a substantial increase in silver equivalent ounces (“Ag eq oz”) from Wardrop’s estimate of 2009, as shown in Table 3.

Table 3. Percentage improvement 2011 over 2009:

Category	RPA 2011 Ag eq oz	Wardrop 2009 Ag eq oz	Change
M & I Resources	7.44 million	5.46 million	+36.3%
Inferred Resources	11.91 million	5.69 million	+109.3%

Due to the steep topography and the nature of the narrow veins at Topia, surface drilling is typically widely spaced and is used as a guide for underground development by locating and confirming structural continuity and grade, while development by drifting, sampling and some underground drilling along the vein defines the measured and indicated mineral resources. Accordingly, the surface drilling is used to determine inferred resources.

Areas of interest for the summer 2011 Topia Mine surface drill program will be the Oliva vein (west portion) and, in the same area, the eastern portion of the Recompensa vein and several intermediate veins of interest noted in the 2010 program. Also, more detailed drilling will take place at La Prieta, which can significantly upgrade the present inferred resource on the La Prieta veins as well as on three other subsidiary veins. Detailed drilling on the Higueras vein, along with strike extensions of the San Gregorio and El Rosario veins will continue to grow the Topia Mine mineral resources. The Argentina vein remains open to expansion at depth and to the east for approximately 500 metres below old mine workings and will be drill tested this summer.

The grade estimates were carried out using 2D block models with grade interpolated by Inverse Distance Cubed weighting. Block models comprised vertical longitudinal arrays of 2.5 metre x 2.5 metre blocks oriented parallel to the individual veins. The block models were constrained by outlines of the development, stoping, surface traces, and faults as well as the interpreted lower limit of the epithermal system. A 10 metre crown pillar was left at surface.

Accumulated metal content values (grade x thickness) were interpolated for Au, Ag, Pb and Zn along with estimated true widths. Block grades were estimated by dividing the estimated accumulated metal content by the interpolated width. Resource panel outlines were manually drawn around mineralized shoots on the longitudinal projection views of the veins. Panel outlines were defined by resource classification and the $130/t NSR cut-off. Average panel grades were derived from the interpolated block grades.

The estimates were based on chip and diamond drill-hole samples collected by mine personnel and assayed at the mine laboratory. Top cuts were applied to Au and Ag at a range of values based on statistical analyses conducted on each of the individual veins. The minimum true width of the zones was 30 centimetres. For zones measuring less than 30 centimetres in width, dilution was applied at zero grade. Volume estimates were calculated using the panel area multiplied by the average width of the panel. Tonnages were derived using average bulk densities estimated from measurements taken by mine personnel.

Blocks estimated by a minimum of three samples with an average distance of 10 metres or less were assigned to the Measured class. The Indicated category was assigned to blocks estimated by a minimum of three samples with an average distance between 10 and 30 metres. Tonnages for the Inferred category were derived from the calculated areas of the remaining known vein extents with a factor applied to estimate the proportion of the vein expected to yield Mineral Resources. The factor was determined for each vein from the ratio of stoping and Mineral Resources to the total exposed strike length. Grades for the Inferred category were assigned from the combined average grade of the Measured and Indicated Mineral Resources in each vein.

Analysis of mine samples is completed on site, with check assays performed by SGS Minerals Services in the Company’s Guanajuato, Mexico laboratory. The Company’s QA/QC program includes the regular insertion of blanks, splits and standards into the sample shipments. Aspects of the Topia Mine relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther Silver and its wholly owned Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V. (MMR). Robert F. Brown, P. Eng. and Vice-President of Exploration for Great Panther Silver and MMR is designated as the Qualified Person for the Topia Mine Project under the meaning of NI 43-101, and has reviewed this news release.

For further information please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parametres as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.